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                 June 22, 2020

       Kristin Taylor
       Chi
       ImageWare Systems, Inc.
       13500 Evening Creek Drive N, Suite 550
       San Diego, CA 92128

                                                        Re: ImageWare Systems,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 15, 2020
                                                            File No. 333-239173

       Dear Ms. Taylor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Daniel W. Rumsey, Esq.